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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                     Boston Capital Tax Credit Fund IV L. P.
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                       (Name of Subject Company [Issuer])

                        Everest Tax Credit Investors, LLC
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                                    (Bidder)

                  Series 24 of Beneficial Assignee Certificates
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
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    Transaction Valuation:  $2,603,848(1)      Amount of Filing Fee:  $520.77

(1) Calculated as the product of the number of BACs on which the Offer is made and the gross cash price per BAC.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount previously paid: $520.77         Filing party: Everest Tax Credit
                                                Investors, LLC

      Form or registration no.: SC14D-1;      Date filed: April 20, 1998
        No. 005-53891

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                                 Schedule 14D-1


        CUSIP No :  None

  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Everest Tax Credit Investors, LLC
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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER                              (a) [ ]
      OF A GROUP*                                                        (b) [ ]
      Not Applicable
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  3.  SEC USE ONLY

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  4.  SOURCE OF FUNDS*
      AF
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  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                          [ ]

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  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
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  7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None
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  8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                  [ ]
      CERTAIN SHARES

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  9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Not Applicable
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 10.  TYPE OF REPORTING PERSON*
      OO
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                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

      This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Everest Tax Credit Investors, LLC, a California limited liability company (the "Purchaser") with the Securities and Exchange Commission on April 20, 1998, relating to the Purchaser's offer to purchase up to 325,481 beneficial assignee certificates ("BACs") in Series 24 of Boston Capital Tax Credit Fund IV L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 1998, and the related Agreement of Transfer and Letter of Transmittal. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The Offer is hereby amended to include the information below.


ITEM 1. SECURITY AND SUBJECT COMPANY.

      (b) The Offer has been withdrawn and terminated by the Purchaser and the Purchaser will not purchase any of the BACs. No tenders of BACs have been received by Purchaser. Any BACs tendered to Purchase will be promptly returned to their owners.






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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 1998


                                    EVEREST TAX CREDIT INVESTORS, LLC
                                    By: EVEREST PROPERTIES II, LLC, Manager

                                        By: /s/ DAVID I. LESSER
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                                            David I. Lesser
                                            Executive Vice President




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